

December 19, 2014

<u>Via E-mail</u>
Anthony J. Allott
President and Chief Executive Officer
Silgan Holdings Inc.
4 Landmark Square
Stamford, CT 06901

      Re: **Silgan Holdings Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 28, 2014
                File No. 0-22117

Dear Mr. Allott:

      We refer you to our comment letter dated December 1, 2014, regarding business contacts with Cuba and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Cecilia Blye

                                  Cecilia Blye, Chief
                                  Office of Global Security Risk

cc: Pamela Long
            Assistant Director
            Division of Corporation Finance

            Frank W. Hogan, III
            Senior Vice President,
            General Counsel and Secretary
            Silgan Holdings Inc.